UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

iPass Inc.

(Name of Issuer)

Common Shares, $.001 Par Value

(Title of Class of Securities)

42621V108

(CUSIP Number)

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, 44th Floor

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

INTRODUCTION

This statement amends the Schedule 13D filed on May 23, 2005, as amended on August 5, 2005, November 9, 2005, February 6, 2006, May 16, 2006, June 26, 2006, August 1, 2006, August 15, 2006, September 28, 2006, October 10, 2006, January 12, 2007, February 22, 2007, January 9, 2008, March 3, 2008, and March 4, 2008 (the “Amended Schedule 13D”), filed by Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), Shamrock Activist Value Fund II, L.P., a Virginia limited partnership (“SAVF II”), Shamrock Activist Value Fund III, L.P., a Delaware limited partnership (“SAVF III” and collectively, with SAVF and SAVF II, the “Shamrock Activist Value Fund”), Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company (the “General Partner”), and Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company (“Shamrock Partners” and collectively, with SAVF, SAVF II, SAVF III and the General Partner, the “Reporting Persons”), with respect to Common Shares, $.001 par value per share (“Common Shares”), of iPass Inc., a Delaware corporation (the “Company”). Capitalized terms used and not defined in this Amendment No. 15 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 15 does not modify any of the information previously reported in the Amended Schedule 13D.

1. ITEM 4 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 4.	Purpose of Transaction.

On March 7, 2008, the Shamrock Activist Value Fund sent a notice to iPass Inc. (the “Company”) notifying the Company, in accordance with the advance notice provisions set forth in Article III, Section 5 of the Company’s bylaws, of the Shamrock Activist Value Fund’s intent, should the Company’s Board of Directors (the “Board”) fail to appoint Mr. Stanley P. Gold to the Board (the “Gold Appointment”) in violation of the terms of the Company’s February 20, 2007 Agreement with the Reporting Persons, to: (i) nominate, for election to the Board at the 2008 Annual Meeting of Stockholders (the “2008 Annual Meeting”), three of the following four individuals: Mr. Stanley P. Gold, Mr. Michael J. McConnell, Mr. Eugene I. Krieger, and Mr. Mark E. Schaffer (the “Nominees”); and (ii) bring the stockholder proposal described below to declassify the Board (the “Proposal”) before the Company’s stockholders for consideration and approval at the 2008 Annual Meeting. The three Nominees to be included in the Shamrock Activist Value Fund’s proxy statement (the “Shamrock Proxy Statement”) will be determined on a date more proximate to the 2008 Annual Meeting.

If elected, the Nominees will seek to cause the Board to: (i) immediately commence a process to review the Company’s strategic alternatives, as previously encouraged by the Reporting Persons, including the sale of the Company and (ii) form a special committee of non-management directors to conduct such process. In order to facilitate an effective process with respect to any potential transaction, the special committee shall have the right to retain independent financial and legal advisors. The Nominees will also seek to cause the Board to implement, as promptly as possible, the Proposal.

The Nominees

Mr. Gold is the President and Chief Executive Officer of Shamrock Holdings Inc. (“SHI”), the private investment firm for the Roy E. Disney family, and Shamrock Capital Advisors, Inc. (“SCA”), the investment manager for the Shamrock Activist Value Fund. Mr. Gold is also the President of Shamrock Partners.

Mr. McConnell is a Managing Director of SCA, and the Vice President of Shamrock Partners. He is also the Vice President of Shamrock Holdings of California, Inc., special limited partner of SAVF and currently sits on the Board.

Mr. Krieger is the Vice Chairman and Chief Operating Officer of SHI and Vice President of Shamrock Partners. Prior to joining SHI, Mr. Krieger was a senior tax partner with PricewaterhouseCoopers LLP.

Mr. Schaffer is a Managing Director of SCA’s Genesis Real Estate Funds. Prior to joining SCA, Mr. Schaffer was a management consultant for a private real estate company.

The Shamrock Activist Value Fund intends to select three of the four individuals listed above to be included in the Shamrock Proxy Statement.

The Proposal

The Shamrock Activist Value Fund intends to bring the following proposal before the 2008 Annual Meeting if the Gold Appointment does not occur:

RESOLVED, that the stockholders of the Company hereby urge the Board to immediately take all appropriate steps, in compliance with state law, to declassify the Board and promptly implement annual director elections, commencing no later than the 2009 Annual Meeting of the Stockholders.

As a member of the Board, Mr. McConnell has sought to have the Board take action to implement the annual election of the Company’s directors. The Board, including its Corporate Governance and Nominating Committee, has rejected Mr. McConnell’s entreaties to declassify the Board. The Shamrock Activist Value Fund believes the Board should promptly embrace the good corporate governance practice of annual elections of all directors in order to hold directors accountable to stockholders for their decisions as board members. The Shamrock Activist Value Fund believes annual director elections will foster director accountability and strengthen the Company financially and thereby enhance the opportunity to maximize stockholder value.

2. ITEM 7 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 7.	Material to be Filed as Exhibits.

Document

Exhibit 25	—	Joint Filing Agreement, dated February 6, 2006, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2008

SHAMROCK ACTIVIST VALUE FUND, L.P.
By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
	Name:	Michael J. McConnell
	Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND II, L.P.
By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
	Name:	Michael J. McConnell
	Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND III, L.P.
By:	Shamrock Activist Value Fund GP, L.L.C., its general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
	Name:	Michael J. McConnell
	Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.
By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
	Name:	Michael J. McConnell
	Title:	Vice President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.

By:	/s/ Michael J. McConnell
	Name:	Michael J. McConnell
	Title:	Vice President

Exhibit Index

Document

Exhibit 25	—	Joint Filing Agreement, dated February 6, 2006, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.